

02003266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
FEB 28 2002
354
WASH, D.C.
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWIFT ENERGY MARKETING COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16825 Northchase Drive, Suite 700
(No. and Street)

Houston	Texas	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven B. Yakle	(281) 874-2820
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *If individual: state last, first, middle name*)

711 Louisiana, Suite 1300	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Herring Hagerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Swift Energy Marketing Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title

Subscribed and sworn to before me
this 25th day of February A.D. 2002



Notary Public

My commission expires ______________


NANCY R. MEGAS
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
01-25-2005

This report contains (check all applicable items):

x	(a) Facing page
x	(b) Statement of Financial Condition
x	(c) Statement of Income
x	(d) Statement of Cash Flows
x	(e) Statement of Changes in Shareholder's Equity or Partners' or Sole Proprietor's Capital
(1)	(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x	(g) Computation of Net Capital
N/A	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
N/A	(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
N/A	(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
N/A	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l) An Oath or Affirmation
N/A	(m) A copy of the SIPC Supplemental Report
N/A	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o) Independent Public Accountants' Supplementary Report on Internal Control

(1) See Schedule I page 2 of 2.


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Shareholder of Swift Energy Marketing Company:

We have audited the accompanying statement of financial condition of Swift Energy Marketing Company (a Texas corporation) as of December 31, 2001, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swift Energy Marketing Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
February 22, 2002

SWIFT ENERGY MARKETING COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 30,215
COMPUTER SOFTWARE, EQUIPMENT AND OTHER ASSETS, Net of accumulated depreciation and amortization of $358,860	--
Total assets	$ 30,215

LIABILITIES AND SHAREHOLDER'S EQUITY

SUBORDINATED NOTES PAYABLE TO SWIFT ENERGY COMPANY	$ 3,300,000
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	6,600,829
Retained earnings (deficit)	(9,871,614)
	(3,269,785)
Total liabilities and shareholder's equity	$ 30,215

The accompanying notes are an integral part of this financial statement.

SWIFT ENERGY MARKETING COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Commissions	$	--
Total revenues		--
EXPENSES:		
Other selling, general and administrative		8,346
Interest		268,500
Total expenses		276,846
NET LOSS	$	(276,846)

The accompanying notes are an integral part of this financial statement.

SWIFT ENERGY MARKETING COMPANY

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In Capital	Retained Deficit
	Shares	Amount		
BALANCE, January 1, 2001	1,000	$1,000	$6,332,329	$(9,594,768)
Capital contributions from Swift Energy Company (Note 2)	--	--	268,500	--
Net loss	--	--	--	(276,846)
BALANCE, December 31, 2001	1,000	$1,000	$6,600,829	$(9,871,614)

The accompanying notes are an integral part of this financial statement.

SWIFT ENERGY MARKETING COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (276,846)
Adjustments to reconcile net loss to net cash used in operating activities:	
Non-cash interest expense	268,500
Net cash used in operating activities	(8,346)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,346)
CASH AND CASH EQUIVALENTS, beginning of year	38,561
CASH AND CASH EQUIVALENTS, end of year	$ 30,215

The accompanying notes are an integral part of this financial statement.

SWIFT ENERGY MARKETING COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1. ORGANIZATION

Swift Energy Marketing Company (the "Company") is a Texas corporation and a wholly owned subsidiary of Swift Energy Company (a Texas corporation). The Company acts as dealer-manager for oil and gas limited partnership offerings sponsored by Swift Energy Company.

The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of section (k)(2)(i) of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers and is registered as a securities dealer with the Securities Board of Texas and various other states.

The Company is dependent upon Swift Energy Company for all of its revenues. Swift Energy Company is also the principal financing entity for the Company. The operations of the Company are significantly affected by the level of investor subscriptions for the oil and gas limited partnership offerings sponsored by Swift Energy Company. In 2001, Swift Energy Company did not sponsor any oil and gas limited partnerships, therefore, there were no investor subscriptions. Swift Energy Company is currently evaluating the economic benefit of continuing to maintain the Company's broker-dealer license. However, no decision has been made to date to terminate its broker-dealer license. Swift Energy Company has committed to provide additional financing to the Company to the extent such financing is required to continue operations and meet regulatory capital requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Income Taxes

The Company follows the liability method to account for income taxes. Under this method deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. The Company files a consolidated federal income tax return with its sole shareholder, Swift Energy Company, where the Company's tax assets are recorded. Pursuant to the

requirements of the Securities and Exchange Commission for registered broker/dealers, the Company computes its provision for income taxes on a standalone basis. Because the Company has historically had significant net operating losses and incurred a loss in the current year and does not retain the tax benefit for the losses but passes any tax benefit to Swift Energy Company, no income tax benefit was booked for the year ending December 31, 2001.

Depreciation and Amortization

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. All depreciable assets were fully depreciated as of December 31, 1997.

Cash Flow Information

Cash and cash equivalents include cash and all highly liquid short-term time deposits held in banks. Non-cash financing activities include a capital contribution from Swift Energy Company of $268,500, representing a non-cash settlement of interest payable on the Company's subordinated notes payable.

3. SUBORDINATED NOTES PAYABLE TO SWIFT ENERGY COMPANY

The Company's notes payable consist of subordinated notes payable to Swift Energy Company. These notes are unsecured and are subordinated to claims of general creditors. The notes bear interest at rates ranging from 7 percent to 9 percent. The principal amounts of the notes mature at various dates between February 2003 and November 2005 as follows:

Year	Principal Due
2003	$2,100,000
2004	700,000
2005	500,000
Total	$3,300,000

The subordinated notes have been approved by the National Association of Securities Dealers as satisfactory subordination agreements and have been included as a component in computing the Company's net capital (See Note 4). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. Such rules prohibit a broker/dealer from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to one or if its minimum net capital, as defined, is not met. At December 31, 2001, the Company had net capital of $30,215 which was $25,215 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0 to one at December 31, 2001.

5. RELATED PARTY TRANSACTIONS

During 2001, all office administration and personnel cost of the Company were paid by Swift Energy Company.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, short-term receivables and payables and subordinated notes payable. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the highly liquid nature of the short-term instruments. It is not practicable to estimate the fair value of the subordinated notes payable (See Note 3) because a comparable market value cannot be reasonably estimated. These notes are payable to Swift Energy Company and to the extent that such borrowings are needed for equity purposes, they may not be repaid.

SWIFT ENERGY MARKETING COMPANY

Supplementary Information Required Under Rule 17a-5 of the Securities and Exchange Commission

As of December 31, 2001

NET CAPITAL		
Total shareholder's equity (deficit)	$	(3,269,785)
Deduct shareholder's equity not allowable for net capital		--
Total shareholder's equity (deficit) qualified for net capital		(3,269,785)
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3,300,000
B. Other (deductions) or allowable credits		--
Total capital and allowable subordinated liabilities		30,215
Deductions and/or charges:		
A. Non-allowable assets		
Accounts receivable		--
Computer equipment and other assets, net		--
B. Secured demand note deficiency		--
C. Commodity futures contracts and spot commodities-proprietary capital charges		--
D. Other deductions and/or charges		--
Net capital before haircuts on securities positions		30,215
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
A. Contractual securities commitments		--
B. Deficit in securities collateralizing secured demand notes		--
C. Trading and investment securities		
1. Exempted securities		--
2. Debt securities		--
3. Options		--
4. Other securities		--
D. Undue concentrations		--
E. Other		--
Net capital	$	30,215

There are no differences between net capital computed by the Company and this schedule.

(continued)

SWIFT ENERGY MARKETING COMPANY

Supplementary Information Required Under Rule 17a-5 of the
Securities and Exchange Commission

As of December 31, 2001

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued liabilities	$	--
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent value is paid or credited		--
Other unrecorded amounts		--
		--
Less adjustment based on special reserve bank accounts		--
Total aggregate indebtedness	$	--
Ratio: Aggregate indebtedness to net capital		0.0 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Net capital from page 1	$	30,215
Net capital in excess of minimum	$	25,215

There are no differences between the computations of aggregate indebtedness and basic net capital requirement computed by the Company and this schedule.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS, for the year ended December 31, 2001		
Balance, beginning of year	$	3,300,000
Increases		--
Decreases		--
Balance, end of year	$	3,300,000

SWIFT ENERGY MARKETING COMPANY

Exemptive Provision Under Rule 15c3-3 of the
Securities and Exchange Commission

For the year ended December 31, 2001

An exemption from Rule 15c3-3 is claimed based on the provisions of section (k)(2)(i), "Special Account for the Exclusive Benefit of Customers."

In the opinion of the management of Swift Energy Marketing Company, conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended December 31, 2001.


ANDERSEN

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY

REPORT ON INTERNAL CONTROL

To the Board of Directors and
Shareholder of Swift Energy Marketing Company:

In planning and performing our audit of the financial statements and supplemental schedules of Swift Energy Marketing Company (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) making quarterly securities examinations, counts, verifications and comparisons, (ii) the recordation of differences required by rule 17a-13; and (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
February 22, 2002